[redacted]

09058598

AB 3/6

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-422

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Suisse Securities (USA) LLC and Subsidiaries

Official Use Only
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York	New York	10010-3629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul O'Keefe — (212) 538-3501
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue	New York	New York	10154
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

We, Paul O'Keefe and Richard Curran, being allied members of the New York Stock Exchange, Inc., hereby attest that the accompanying consolidated financial statements and supplemental schedules have been or will be made available to all members and allied members of the New York Stock Exchange.

Paul O'Keefe
Chief Financial Officer
and Allied Member

Richard Curran
Managing Director, Cash Securities Operations
and Allied Member

Subscribed and sworn to before me
This 27th day of February, 2009

Notary Public

LAURA MONDESIR GOODRICH
Notary Public, State of New York
No. 01MO5026252
Qualified in Kings County
Cert. Filed in New York County
Commission Expires 7/12/2010

KPMG

Credit Suisse Securities (USA) LLC and Subsidiaries
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
As of December 31, 2008
And Independent Auditors' Report
And Supplemental Report
On Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Member of
Credit Suisse Securities (USA) LLC and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Credit Suisse Securities (USA) LLC and Subsidiaries (the Company), a wholly owned subsidiary of Credit Suisse (USA) Inc., as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Credit Suisse Securities (USA) LLC and Subsidiaries as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 27, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
December 31, 2008
(In millions)

ASSETS

Cash and cash equivalents	$	1,218
Collateralized short-term financings:		
Securities purchased under agreements to resell		85,076
Securities borrowed		108,008
Receivables:		
Customers		5,574
Brokers, dealers and others		11,085
Financial instruments owned (of which $40,388 was encumbered):		
U.S. government and agencies		44,260
Corporate debt		11,026
Equities		48,801
Derivatives contracts		6,640
Commercial paper		469
Other		295
Net deferred tax asset		328
Office facilities at cost (net of accumulated depreciation and amortization of $472)		577
Goodwill		519
Loans receivable from parent and affiliates		635
Other assets and deferred amounts (includes encumbered assets of $1,268)		1,837
Total assets	$	326,348

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
December 31, 2008
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$	1,014
Collateralized short-term financings:		
Securities sold under agreements to repurchase		141,851
Securities loaned		44,947
Payables:		
Customers		40,181
Brokers, dealers and others		13,156
Financial instruments sold not yet purchased:		
U.S. government and agencies		5,163
Corporate debt		2,786
Equities		9,919
Derivatives contracts		7,649
Other		59
Obligation to return securities received as collateral		33,533
Accounts payable and accrued expenses		2,116
Other liabilities		2,716
Subordinated and other long-term borrowings		10,594
Total liabilities		315,684
Member's Equity:		
Member's contributions		9,570
Accumulated earnings		1,304
Accumulated other comprehensive loss		(210)
Total member's equity		10,664
Total liabilities and member's equity	$	326,348

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2008

1. Organization and Description of Business

Credit Suisse Securities (USA) LLC and Subsidiaries (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. (the "Parent Company" or "CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group ("CSG").

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge, as well as, all Variable Interest Entities ("VIEs") that were consolidated in accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," ("FIN 46"), an Interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and FASB Staff Position ("FSP"), No. FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)" ("FSP FIN 46(R)-6"). See Note 6 for more information regarding the Company's consolidation of VIEs.

The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for its government, financial institution, high-net-worth individuals and corporate clients and affiliates. It is also a primary dealer in U.S. government securities and an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers. The Company also executes trading strategies for its own account using debt, equity and related derivatives instruments.

2. Summary of Significant Accounting Policies

Basis of financial information. To prepare the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America, management must make estimates and assumptions. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the consolidated statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates. All material intercompany balances and transactions have been eliminated.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Collateralized short-term financings. The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") and securities borrowed and securities loaned transactions as part of the Company's matched-book activities to accommodate clients, finance the Company's trading inventory, obtain securities for settlement.

2. Summary of Significant Accounting Policies (Continued)

Certain repurchase agreements and resale agreements that primarily represent matched-book activities are carried at fair value. The remaining repurchase agreements and resale agreements are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. Interest on repurchase and resale agreements is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and others. The Company takes possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. The Company nets certain repurchase agreements and resale agreements with the same counterparty in the consolidated statement of financial condition when the requirements of FIN No. 41, "Offsetting of Amounts Relating to Certain Repurchase and Reverse Repurchase Agreements," are satisfied.

Securities borrowed and securities loaned transactions that represent matched-book activities are carried at fair value. The remaining securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash, letters of credit or other collateral with the lender. For securities loaned, the Company receives cash or other collateral from the borrower generally in excess of the market value of securities loaned. Interest on such transactions is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and others. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds collateral as necessary.

Receivables from customers/Payables to customers. Receivables from and payables to customers include amounts due on regular way securities transactions, margin transactions and commodities futures. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected in the consolidated statement of financial condition.

Receivables from brokers, dealers and others/Payables to brokers, dealers and others. Receivables from brokers, dealers and others include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), omnibus receivables, receivables from clearing organizations, other non-customer receivables, margin deposits, accrued dividends and interest and amounts related to futures contracts. Payables to brokers, dealers and others include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), payables to clearing organizations, amounts related to futures contracts transacted on behalf of customers, other non-customer payables, and accrued dividends and interest. In addition, the net receivable or payable arising from unsettled regular-way trades is included in receivables from brokers, dealers and others or payables to brokers, dealers and others.

Fair value of financial instruments. Substantially all of the Company's financial instruments are carried at fair value and are accounted for on a trade date basis. See Note 3 for more information.

Securitization. The Company securitizes residential mortgage-backed securities, agency mortgage-backed securities and asset-backed securities. The Company accounts for the transfers of financial assets in accordance with Statement of Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). The Company records a securitization as a sale when the accounting criteria for a sale are met. The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the consolidated statement of financial condition. The fair values of retained interests are determined using present value of estimated future cash

2. Summary of Significant Accounting Policies (Continued)

flows valuation techniques that incorporate assumptions that market participants customarily use in their estimates of values including prepayment speeds, credit losses and discount rates. See Note 6 for more information.

Derivatives contracts. All derivatives contracts are carried at fair value. The fair value amounts associated with derivative instruments are reported net by counterparty across products, in accordance with FIN No. 39, "Offsetting of Amounts Relating to Certain Contracts," provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement.

The fair value amounts recognized for derivative instruments as well as the fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral, are reported net, in accordance with FSP FIN 39-1, "Amendment of FASB Interpretation No. 39" ("FSP FIN 39-1").

Office facilities. Office facilities are carried at cost and are depreciated on a straight-line basis over their estimated useful life of three to seven years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease.

Goodwill and identifiable intangible assets. Goodwill represents the amount by which the purchase price exceeds the fair value of the net tangible and intangible assets of an acquired company on the date of acquisition. Goodwill and indefinite-lived intangible assets are reviewed annually for impairment. Intangible assets that do not have indefinite lives, principally customer lists, are amortized over their useful lives and reviewed for impairment. Also included in intangible assets are mortgage servicing rights which are carried at fair value. Intangible assets are included in other assets and deferred amounts in the consolidated statement of financial condition. See Note 8 for more information.

Consolidation of VIEs. The Company consolidates VIEs for which it is the primary beneficiary, defined by FIN 46 as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. See Note 6 for more information.

Deferred taxes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the consolidated statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The state and local deferred tax asset represents the net deferred tax asset in the consolidated statement of financial condition. The federal deferred tax asset calculated each year is settled through the intercompany accounts at the balance sheet date and was included in other liabilities in the consolidated statement of financial condition. See Note 16 for more information.

2. Summary of Significant Accounting Policies (Continued)

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. For more information on the Company's accounting for uncertainty in income taxes as prescribed in FIN 48, see Note 16.

Recently Adopted Accounting Standards

FSP SFAS 140-4 and FIN 46(R)-8

In December 2008, the FASB issued FSP SFAS 140-4 and FIN 46(R)-8, "Disclosures about Transfers of Financial Assets and Interests in Variable Interest Entities ("FSP SFAS 140-4" and "FIN 46(R)-8"). FSP SFAS 140-4 and FIN 46(R)-8 amends SFAS 140 to require entities to provide additional disclosures about transfers of financial assets. It also amends FIN 46 to require sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. The Company adopted the disclosure requirements of FSP SFAS 140-4 and FIN 46(R)-8 on December 31, 2008. See Note 6 for more information.

FSP SFAS 157-3

In October 2008, the FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). FSP SFAS 157-3 clarifies the application of SFAS No. 157, "Fair Value Measurements" ("SFAS 157") in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

FSP SFAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP SFAS 157-3 did not have a material impact on the Company's financial condition.

FSP SFAS 133-1 and FIN 45-4

In September 2008, the FASB issued FSP SFAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("FSP SFAS 133-1" and "FIN 45-4"). FSP SFAS 133-1 and FIN 45-4 apply to credit derivatives within the scope of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), hybrid instruments that have embedded credit derivatives and guarantees within the scope of FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34" ("FIN 45").

FSP SFAS 133-1 and FIN 45-4 amends SFAS 133 to require sellers of credit derivatives to disclose information about credit derivatives and hybrid instruments that have embedded credit derivatives. These

2. Summary of Significant Accounting Policies (Continued)

disclosures include the nature and term of the credit derivative, the maximum potential of future payments the seller could be required to make under the credit derivative, the fair value of the credit derivative and the nature of any recourse provisions that would enable the seller to recover from third parties any amounts paid under the credit derivative.

FSP SFAS 133-1 and FIN 45-4 also amends FIN 45 to include the status of the payment and performance risk of the guarantee. The Company adopted the disclosures requirements of FSP SFAS 133-1 and FIN 45-4 on December 31, 2008. See Note 7 for more information.

FSP FIN 39-1

In April 2007, the FASB issued FSP FIN 39-1. FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. The Company adopted the provisions of FSP FIN 39-1 on January 1, 2008. The adoption of FSP FIN 39-1 did not have a material impact on the Company's financial condition.

SFAS 158

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires an employer to: (i) recognize in the statement of financial condition the funded status of a defined benefit plan on a prospective basis; (ii) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87") or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"). Amounts recognized in accumulated other comprehensive income, including actuarial gains or losses, prior service costs or credits and transition asset or obligation remaining from the initial application of SFAS 87 and SFAS 106, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost; (iii) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial condition; and (iv) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation.

The Company adopted the SFAS 158 recognition provisions associated with the funded status of a defined benefit plan as of the end of the fiscal year ending after December 15, 2006. The Company adopted the provision to measure plan assets and benefit obligations as of its December 31st fiscal year-end during the year ended December 31, 2008. As a result of the change in the measurement date the Company reported a decrease in closing accumulated earnings and an increase in closing accumulated other comprehensive loss as of December 31, 2007 of $6 million and $4 million, respectively, net of tax. See Note 15 for more information.

2. Summary of Significant Accounting Policies (Continued)

Standards to be Adopted in Future Periods

SFAS 141(R)

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) requires an acquiring entity to recognize all assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date.

SFAS 141(R) also requires substantial new disclosures and will change the accounting treatment for the subsequent measurement of acquired contingent liabilities.

SFAS 141(R) is effective on a prospective basis for business combinations in which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008 with the exception for income taxes. The new accounting treatment for income taxes is applicable to business combinations consummated prior to the effective date of SFAS 141(R). The Company will apply SFAS 141(R) to business combinations occurring after December 31, 2008.

SFAS 160

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.

SFAS 160 requires the recognition of a noncontrolling interest as equity in the consolidated statement of financial condition and separate from the parent's equity. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. SFAS 160 has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company adopted the presentation and transaction guidance of SFAS 160 as of January 1, 2009.

FSP SFAS 140-3

In February 2008, the FASB issued FSP No. SFAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions" ("FSP SFAS 140-3"). FSP SFAS 140-3 applies to a repurchasing financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. FSP SFAS 140-3 states that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. FSP SFAS 140-3 establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the

2. Summary of Significant Accounting Policies (Continued)

initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

FSP SFAS 140-3 is effective for prospective transactions entered into in fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. Earlier application is not permitted. The Company adopted FSP FAS 140-3 as of January 1, 2009.

SFAS 161

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 amends and expands the disclosure requirements of SFAS 133, with the intent to provide users of financial statements with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations; and iii) how derivative instruments and related hedged items affect an entity's financial position.

SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts on derivative instruments and credit-risk-related contingent features in derivative agreements.

SFAS 161 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. SFAS 161 is a disclosure standard and as such will not impact the Company's financial position.

FSP SFAS 132(R)-1

In December 2008, the FASB issued FSP No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP SFAS 132(R)-1"). FSP SFAS 132(R)-1 amends SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The additional disclosures required by the FSP include: (i) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;(ii) the major categories of plan assets; (iii) the inputs and valuation techniques used to measure the fair value of plan assets; (iv) the effect of fair value measurements using significant unobservable inputs, (Level 3) on changes in plan assets for the period; and (v) concentrations of risk within plan assets.

The disclosure requirements of FSP SFAS 132(R)-1 are required for fiscal years ending after December 15, 2009. FSP SFAS 132(R)-1 is disclosure guidance and will not impact the Company's financial position. The Company will adopt FSP SFAS 132(R)-1 as of December 31, 2009.

3. Fair Value of Assets and Liabilities

The fair value of the majority of the Company's assets and liabilities is based on quoted prices in active markets or observable inputs. These instruments include U.S. government and agency securities, commercial paper, most investment-grade corporate debt, high-yield debt securities, exchange traded and certain OTC

3. Fair Value of Assets and Liabilities (Continued)

derivative instruments, certain mortgage-backed and asset-backed securities and listed equity securities.

In addition, the Company holds financial instruments for which no prices are available, and which have little or no observable inputs. Further deterioration of the financial markets could significantly impact the fair value of these financial instruments and the Company's financial condition. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain investment-grade corporate debt securities, certain high-yield debt securities, distressed debt securities, most collateralized debt obligations ("CDOs"), certain OTC derivatives and mortgage-backed and asset-backed securities. Valuation techniques for certain of these instruments are described more fully below.

Fair Value Hierarchy

Financial instruments recorded in the Company's consolidated statement of financial condition at fair value as of December 31, 2008 have been categorized based upon the relative reliability of the fair value measures in accordance with SFAS 157.

The levels of the fair value hierarchy are defined as follows in SFAS 157:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

3. Fair Value of Assets and Liabilities (Continued)

Quantitative Disclosures of Fair Values

Following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis:

Fair value of assets and liabilities

December 31, 2008	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Impact of netting[1]	Total at fair value
			(In millions)		
Assets					
Resale agreements and securities borrowed transactions	$ —	$ 112,483	$ —	$ —	$ 112,483
Cash instruments	89,096	11,623	4,132	—	104,851
Derivatives contracts	6,387	247	11	(5)	6,640
Other assets	—	—	1	—	1
Total assets at fair value	$ 95,483	$ 124,353	$ 4,144	$ (5)	$ 223,975
Liabilities					
Repurchase agreements and securities loaned transactions	$ —	$ 128,110	$ —	$ —	$ 128,110
Obligation to return securities received as collateral	33,533	—	—	—	33,533
Cash instruments	14,968	2,955	4	—	17,927
Derivatives contracts	7,421	153	80	(5)	7,649
Subordinated and other long-term borrowings	—	—	394	—	394
Other liabilities	—	—	170	—	170
Total liabilities at fair value	$ 55,922	$ 131,218	$ 648	$ (5)	$ 187,783

(1) Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

3. Fair Value of Assets and Liabilities (Continued)

Qualitative Disclosures of Valuation Techniques

Assets and liabilities

Cash Instruments

The Company's cash instruments consist of interest-bearing securities and equity securities. Interest-bearing securities include debt securities, residential mortgage-backed and other asset-backed securities and CDOs. Equity securities include common equity shares, preferred equity shares and convertible bonds.

For debt securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

If available, values of residential mortgage-backed securities and other asset-backed securities are determined through quoted prices. If no quoted prices are available the price is based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of residential mortgage-backed securities and other asset-backed securities for which there are no significant observable inputs are valued using valuation models incorporating prepayment scenarios and Monte Carlo simulations.

Collateralized debt, bond and loan obligations are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived by using valuation models based on discounted cash flows.

The majority of the Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds no observable prices are available and valuation is determined using models, for which the key inputs include stock price, dividend rates, credit spreads, prepayment rates and equity market volatility.

Derivatives contracts

Positions in derivatives include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various inputs. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace. Other, more complex derivatives, use unobservable inputs. Specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing inputs and liquidity are also considered as part of the valuation process.

3. Fair Value of Assets and Liabilities (Continued)

For further information on the fair value of derivatives as of December 31, 2008 see Note 7.

Other Liabilities

Included in other liabilities are Partner Asset Facility Units ("PAFs") which are measured at fair value. The value of the PAFs liabilities is based on the contractual terms, as well as, the performance of a pool of high-yield debt securities and commercial mortgage-backed securities held by the Company and its affiliates, with substantially all assets held by affiliates.

Fair Value Option

Upon adoption of SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115", the Company elected fair value for certain of its consolidated statement of financial condition captions as follows:

Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned: The Company has elected to account for certain repurchase and resale agreements and securities borrowed and securities loaned transactions at fair value. These activities are managed on a fair value basis, thus fair value accounting for these instruments is deemed more appropriate for reporting purposes. Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned are priced based on observable inputs and quoted prices.

Subordinated and other long-term borrowings: Long-term borrowings include long-term borrowings of CDOs and other VIEs that were consolidated under FIN 46. The Company did not elect the fair value option for such borrowings existing as of January 1, 2007 due to the operational effort to change accounting for existing items reflected in the Company's consolidated statement of financial condition. The Company did elect fair value option for these types of transactions entered into after January 1, 2007. The fair value of long-term borrowings of CDOs and other VIEs that were consolidated under FIN 46 is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Difference between the fair value and the aggregate unpaid principal balances

December 31, 2008	Of which at fair value	Aggregate unpaid principal	Difference between aggregate fair value and unpaid principal
Financial instruments		(In millions)	
Resale agreements and securities-borrowed transactions	$ 112,483	$ 111,696	$ 787
Repurchase agreements and securities-lending transactions	128,110	128,103	7
Subordinated and other long-term borrowings	394	1,940	1,546

4. Related Party Transactions

The Company's ultimate parent Credit Suisse Group, centrally manages its funding activities and lends funds to its subsidiaries and affiliates. In addition to other sources of funding, the Company relies on these subsidiaries and affiliates for financing. In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2008:

		(In millions)
ASSETS		
Securities purchased under agreements to resell	$	9,079
Securities borrowed		20,926
Receivables from customers		3
Receivables from brokers, dealers and others		765
Corporate debt		124
Derivatives contracts		57
Net deferred tax asset		328
Loans receivable from parent and affiliates		635
Taxes receivable (included in Other assets)		318
Total assets	$	32,235
LIABILITIES		
Short-term borrowings	$	843
Securities sold under agreements to repurchase		6,416
Securities loaned		37,232
Payables to customers		1,243
Payables to brokers, dealers and others		5,143
Corporate debt		33
Derivatives contracts		25
Obligation to return securities received as collateral		33,518
Taxes payable (included in Other liabilities)		178
Intercompany payables (included in Other liabilities)		371
Subordinated borrowings		10,200
Total liabilities	$	95,202

4. Related Party Transactions (Continued)

Certain of the Company's directors, officers and employees and those of the Company's affiliates maintain margin accounts with the Company in the ordinary course of business. The Company from time to time and in the ordinary course of business, enters into, as principal, transactions involving the purchase or sale of securities from or to such directors, officers and employees and members of their immediate families.

The Share Plan provides for the grant of equity-based awards to Company employees based on CSG shares pursuant to which employees of the Company may be granted shares or other equity-based awards for services performed. CS Holdings purchases shares directly and indirectly from CSG to satisfy these awards, but CS Holdings does not require reimbursement from the Company; therefore, amounts associated with these awards are considered a capital contribution to the Company and credited to paid-in-capital.

In connection with its derivatives activities, the Company enters into OTC derivatives contracts with related parties that contingently require the Company, as guarantor, to make payments based on changes in an underlying financial instrument. See Note 11 for more information.

The Company is included in the consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings and CS USA. See Note 16 for more information.

5. Receivables from/Payables to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others as of December 31, 2008, consist of the following:

	Receivables	Payables
	(In millions)	
Unsettled regular way securities trades	$ —	$ 247
Fails to deliver/fails to receive	3,844	10,208
Omnibus receivables/payables	2,025	13
Receivables from/payables to clearing organizations	3,727	12
Accrued dividends and interest	1,015	417
Other non-customer receivables/payables	128	2,259
Other	346	—
Total	$ 11,085	$ 13,156

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable from/payable to clearing organizations primarily relate to unsettled trades and deposits from customers held at clearing organizations and are collateralized by securities owned by the Company. See Note 6 for more information.

6. Transfers of Financial Assets

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the

6. Transfers of Financial Assets (Continued)

market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2008:

	December 31, 2008
	(In billions)
Fair value of the financial instruments pledged and assigned as collateral by the Company	$ 86.6
of which was encumbered	40.4
Fair value of the collateral received by the Company with the right to sell or repledge	311.3
of which was sold or repledged	204.0

Securitization Activities

In the normal course of business, the Company enters into transactions with, and makes use of, special purpose entities ("SPEs"). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs are to obtain liquidity by transferring certain of the Company's financial assets and to create investment products for clients. SPEs typically qualify either as qualified special purpose entities ("QSPEs") according to SFAS 140 or VIEs according to FIN 46(R). These SPEs have significant limitations on the types of assets and derivative instruments they may own and the types and extent of activities and decision-making in which they may engage. At each balance sheet date, QSPEs and VIEs are reviewed for events that may trigger reassessment of the entities' classification.

The majority of the Company's securitization activities involve mortgage-related securities and are predominantly transacted using QSPEs. In order to qualify as a QSPE, the permitted activities of the entity must be limited to passively holding financial assets to investors based on pre-set terms. QSPEs may not actively manage their assets through discretionary sales and are generally limited to making decisions inherent in servicing activities and issuance of liabilities. In accordance with SFAS 140, entities that qualify as QSPEs are not consolidated at inception and the risk of subsequent consolidation is minimal.

The Company securitizes residential mortgage-backed securities including, agency mortgage-backed securities and asset-backed securities by selling these mortgage securities to QSPEs. These QSPEs issue residential mortgage-backed securities ("RMBS") and asset-backed securities ("ABS"), that are collateralized by the assets transferred to the QSPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPEs. The investors and the QSPEs have no recourse to the Company's assets. The Company is an underwriter of, and makes a market in, these securities.

Securitization transactions are assessed in accordance with SFAS 140 for appropriate treatment of the assets transferred by the Company. The Company's and its clients' investing or financing needs determine the structure of each transaction, which in turn determines whether sale accounting and subsequent derecognition of the transferred assets under SFAS 140 applies.

6. Transfers of Financial Assets (Continued)

Continuing involvement in transferred financial assets

The Company may have continuing involvement in the financial assets that are transferred to a special purpose entity ("SPE"), regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to recourse and guarantee arrangements and beneficial interests as recorded on the Company's consolidated statement of financial condition. The carrying value and maximum exposure as of December 31, 2008 resulting from agreements to provide support to SPE's is included in the section titled Carrying amount of nonconsolidated VIE assets and liabilities where the Company is not the primary beneficiary.

The Company's exposure resulting from continuing involvement in transferred financial assets is generally limited to its beneficial interests typically held by the Company in the form of instruments issued by the respective SPEs that are senior, subordinated or residual tranches. These instruments are held by the Company in connection with underwriting or market-making activities and are included in financial instruments owned in the consolidated statement of financial condition.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements. The SPE may also enter into a derivative contract in order to convert the yield of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE.

Amounts of exposure resulting from continuing involvement

As of December 31, 2008 the principal amount outstanding and the total assets for QSPEs which the Company has continuing involvement in was $46.0 billion. As of December 31, 2008 the Company's continuing involvement was primarily with QSPEs.

The fair values of the assets or liabilities that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Company may utilize to economically hedge the risks inherent in these involvements.

6. Transfers of Financial Assets (Continued)

Sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs and QSPEs

		As of December 31, 2008
		RMBS
		(Dollars in millions)
Fair value of assets and liabilities	$	804
of which non-investment grade	$	35
Weighted-average life, in years		3.3
Prepayment speed assumption (rate per annum), in %		0.1%-25.9%
Impact on fair value from 10% adverse change	$	(11)
Impact on fair value from 20% adverse change	$	(23)
Cash flow discount rate (rate per annum), in %		2.3%-51.8%
Impact on fair value from 10% adverse change	$	(15)
Impact on fair value from 20% adverse change	$	(30)
Expected credit losses (rate per annum), in %		0.7%-60.4%
Impact on fair value from 10% adverse change	$	(11)
Impact on fair value from 20% adverse change	$	(23)

These sensitivities are hypothetical and do not reflect hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured Borrowings

Carrying amounts consist of corporate bonds which were transferred to VIEs that issue CDOs where sale treatment under SFAS 140 was not achieved.

		As of December 31, 2008
		Carrying Value
		(In millions)
Other assets	$	1,268
Liability to SPE, included in other liabilities	$	1,268

Variable Interest Entities

As a normal part of its business, the Company engages in various transactions that include entities which are considered VIEs and are broadly grouped into two primary categories: CDOs and financial intermediation. VIEs are entities which typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively

6. Transfers of Financial Assets (Continued)

participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under FIN 46(R), which requires that the primary beneficiary consolidate the VIE. The primary beneficiary is the party that will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. The Company consolidates all VIEs for which it is the primary beneficiary. VIEs may be sponsored by the Company, unrelated third parties or clients. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities' classification and/or consolidation. These events include:

- a change in the VIEs governing documents, or contractual arrangements among the parties involved, in a manner that changes the characteristics of the Company's investment or involvement;
- the Company's acquisition of additional variable interests, whether newly issued or from other parties; or
- the Company's sale or disposal of variable interests to unrelated parties, or the issuance by the VIE of new variable interests to other unrelated parties.

Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Company is limited to that portion of the VIE's assets attributable to any beneficial interest held by the Company prior to any risk management activities to economically hedge the Company's net exposure.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Company may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets. Typically, the variable interest entity's assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity.

As a consequence of these activities, the Company holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Company. Guarantees issued by the Company to or on behalf of VIEs may also qualify as variable interests. Variable interests related to guarantees are equivalent to the notional amount of the respective guarantees. In general, investors in consolidated VIEs do not have recourse to the Company in the event of a default, except where a guarantee was provided to the investors.

The total assets of consolidated and non-consolidated VIEs for which the Company has involvement represent the total assets of the VIEs even though the Company's involvement may be significantly less due to interests held by third-party investors. The Company's maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum loss exposure consists of the carrying value of the Company interests held as trading assets and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Company's risk management activities, including effects from financial instruments that the Company may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Company, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

The asset balances for unconsolidated VIEs where the Company has involvement represent the most current information available to the Company regarding the remaining principal balance of cash assets owned.

6. Transfers of Financial Assets (Continued)

In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available.

Collateralized Debt Obligations

As part of its structured finance business, the Company has variable interests in several CDOs. VIEs issue CDOs to fund the purchase of assets such as investment-grade and high-yield corporate debt instruments. The Company engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets.

In connection with its CDO activities, the Company may act as underwriter. CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs). The CDO entities may have actively managed (open) portfolios or static or unmanaged (closed) portfolios.

The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral and third-party creditors of these VIEs do not have recourse to the Company in the event of default.

The Company also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Company is not the primary beneficiary. The Company's exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs. The economic risks associated with CDO VIE exposures held by the Company, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Financial Intermediation

The Company has involvement with VIEs in its role as a financial intermediary on behalf of clients. The Company did not consolidate any VIEs related to financial intermediation because it is not the primary beneficiary.

The Company considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Company's risk mitigation efforts, including hedging strategies, collateral arrangements and the risk of loss that is retained by investors. The Company's economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Financial intermediation is broadly grouped into the following categories: securitizations and investment structures.

The Company acts as underwriter and market maker to VIEs related to certain securitization transactions. The Company believes its maximum loss exposure is generally equal to the carrying value of the beneficial interest held. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

6. Transfers of Financial Assets (Continued)

The Company may have relationships with such VIEs as a result of other business activities. The maximum exposure to loss consists of the fair value of instruments which are held by the Company. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

Consolidated and non-consolidated VIEs

As of December 31, 2008 the Company consolidated $394 million in CDO VIEs at fair value. The assets were recorded in financial instruments owned and the liabilities were recorded in subordinated and other long-term borrowings in the consolidated statement of financial condition. As of December 31, 2008 the Company did not consolidate any financial intermediation VIEs.

The table below presents the carrying values of the VIE's assets and liabilities as recorded in the Company's consolidated statement of financial condition as of December 31, 2008 for VIEs where the Company holds a variable interest or is the sponsor of a VIE, but is not consolidating the VIE. Included in Financial Intermediation in the table below are variable interests in QSPEs.

Carrying amount of non-consolidated VIE assets and liabilities where the Company is not considered the primary beneficiary.

	December 31, 2008	
	CDOs	Financial intermediation
	(In millions)	
Carrying value of variable interest included in:		
Assets		
Financial instruments owned	$ 53	$ 948
Total assets	$ 53	$ 948
Liabilities		
Other liabilities	$ —	$ 4
Total liabilities	$ —	$ 4

As of December 31, 2008, the total assets of non-consolidated CDO VIEs and non-consolidated financial intermediation VIEs were $17.9 billion and $104.6 billion, respectively. As of December 31, 2008, the Company's maximum exposure to loss from non-consolidated CDOs was $53 million and the maximum exposure to loss from non-consolidated financial intermediation VIEs was $948 million.

7. Derivatives Contracts

The Company uses derivatives contracts for trading and economic hedging purposes and to provide products for clients. These derivatives include options, forwards, futures and swaps. Derivative contracts are carried at fair value.

7. Derivatives Contracts (Continued)

Options

The Company writes option contracts specifically designed to meet customer needs, for trading purposes or for economic hedging purposes. The options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

The Company also purchases options to meet customer needs, for trading purposes or for economic hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities and interest rate instruments or indices. The counterparties to OTC option contracts are reviewed to determine whether they are creditworthy.

Forwards and Futures

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities, and purchases and sells forward contracts primarily related to U.S. Government and agencies, corporate debt and mortgage-backed securities. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts.

Because forward contracts are subject to the credit worthiness of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company limits transactions with specific counterparties, reviews credit limits, requires certain customers and counterparties to maintain margin collateral and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables from brokers, dealers and others in the consolidated statement of financial condition.

Swaps

The Company's swap agreements consist primarily of credit default swaps. Credit default swaps are contractual agreements in which one counterparty pays a periodic fee in return for a contingent payment by the other counterparty following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due. Swaps are reported at fair value.

7. Derivatives Contracts (Continued)

Quantitative Disclosures for All Derivatives

The fair values of all derivatives contracts outstanding as of December 31, 2008 were as follows:

	Assets	Liabilities
	(In millions)	
Options	$ 1,003	$ 596
Forward contracts	5,615	6,990
Swaps	27	68
Impact of counterparty netting[(1)]	(5)	(5)
Total derivatives	$ 6,640	$ 7,649

(1) Derivative contracts are reported on a net basis in the consolidated statement of financial condition. The impact of netting represents an adjustment related to counterparty netting.

These assets and liabilities are included as derivatives contracts in financial instruments owned and sold not yet purchased, respectively, in the consolidated statement of financial condition. Assets and liabilities related to futures contracts are included in receivables from brokers, dealers and others and payables to brokers, dealers and others, respectively, in the consolidated statement of financial condition.

Credit Derivatives

Included in the table above are credit derivatives which are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet obligations when due.

The Company enters into credit derivative contracts in the normal course of business by buying and selling protection. This includes providing structured credit products for the Company's clients to enable them to economically hedge their credit risk. In addition, the Company purchases protection to economically hedge various forms of credit exposure. These referenced instruments can form a single item or be combined on a portfolio basis. As of December 31, 2008 the Company did not have any credit derivatives where the Company was selling protection.

8. Goodwill and Identifiable Intangible Assets

As of December 31, 2008, the Company had $519 million of goodwill in the consolidated statement of financial condition. Goodwill is the cost of an acquired company in excess of the fair value of net assets at the acquisition date.

The change in goodwill during the year ended 2008 was as follows:

		(In millions)
Balance at December 31, 2007	$	513
Goodwill acquired during 2008(1)		6
Balance at December 31, 2008	$	519

(1) During the year ended December 31, 2008, the Company recorded an additional $6 million in goodwill related to earn-out payments in connection with its 2003 acquisition of Volaris Advisors.

As of December 31, 2008, the Company had intangible assets of $8 million which are included in other assets and deferred amounts in the consolidated statement of financial condition. The following table sets forth the gross carrying amount, accumulated amortization and net carrying amount of intangible assets as of December 31, 2008:

	Weighted average amortization period (In years)	Gross carrying amount	Accumulated amortization (In millions)	Net carrying amount
Client relationships	20	$ 11	$ (5)	$ 6
Total definite-lived intangible assets		11	(5)	6
Total indefinite-lived intangible assets	—	$ 1	$ —	$ 1
Mortgage servicing rights(1)	—	1	—	1
Total intangible assets				$ 8

(1) The Company accounts for MSRs at fair value. Accordingly, the Company does not amortize servicing assets.

9. Subordinated and Other Long-Term Borrowings

As of December 31, 2008, the Company's outstanding subordinated borrowings were as follows:

		(In millions)
Subordinated Debt Agreement:		
Due March 31, 2016	$	6,000
Due May 31, 2016		2,700
Equity Subordinated Agreement:		
Due April 30, 2011		1,500
Total subordinated borrowings		10,200
Other long-term borrowings 1.0%-7.7%, due various dates through 2052(1)		394
Total long-term borrowings	$	10,594

(1) Other long-term borrowings represent the long-term borrowings in those CDOs consolidated under FIN 46.

9. Subordinated and Other Long-Term Borrowings (Continued)

The Company has two subordinated debt agreements with the Parent Company totaling $8.7 billion, one agreement for $2.7 billion maturing on May 31, 2016 and one agreement for $6.0 billion maturing on March 31, 2016. The Company has a $1.5 billion equity subordinated agreement with the Parent Company that matures on April 30, 2011. The above subordinated agreements are at floating interest rates and are equivalent to those obtained by the Parent Company for its long-term borrowings. The weighted average effective interest rate for these subordinated borrowings as of December 31, 2008 was 2.2 %.

The subordinated borrowings under these subordinated agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

10. Leases and Commitments

The following table sets forth the Company's minimum operating lease commitments as of December 31, 2008:

Twelve months ending December 31,	(In millions)
2009	$ 56
2010	53
2011	55
2012	56
2013	52
Thereafter	161
Total[(1)]	$ 433

(1) Excludes sublease revenue of $19 million and executory costs such as insurance, maintenance and taxes of $157 million.

The following table sets forth the Company's commitments, including the current portion as of December 31, 2008:

	Commitment Expiration Per Period				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments
			(In millions)		
Standby resale agreements[(1)]	$ 50	$ 292	$ —	$ —	$ 342
Forward agreements[(2)]	3,499	—	—	12	3,511
Total commitments	$ 3,549	$ 292	$ —	$ 12	$ 3,853

(1) In the ordinary course of business, the Company maintains certain standby resale agreement facilities that commit the Company to enter into securities purchased under agreements to resell with customers at current market rates.

(2) Represents commitments to enter into securities purchased under agreements to resell and agreements to borrow securities.

The Company used $507 million in standby letters of credit as of December 31, 2008, in order to satisfy counterparty collateral requirements.

10. Leases and Commitments (Continued)

The Company had no capital lease obligations as of December 31, 2008. For information about certain of the Company's additional commitments, see Note 11.

11. Guarantees

In the ordinary course of business, the Company enters into guarantee contracts as guarantor. FIN 45 requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur. With certain exceptions, these liability recognition requirements apply to any guarantees entered into or modified after December 31, 2002.

The guarantees covered by FIN 45 may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, or the Company may have an indirect guarantee of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, FIN 45 covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

The following table sets forth the maximum quantifiable contingent liabilities and carrying amounts associated with guarantees covered by FIN 45 as of December 31, 2008 by maturity:

	Amount of Guarantee Expiration Per Period					
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total guarantees	Carrying amounts
			(In millions)			
Credit guarantees	$ 42	$ —	$ —	$ —	$ 42	$ 18
Performance guarantees	56	19	—	—	75	4
Derivatives	13,728	35	53	25	13,841	8
Total guarantees	$ 13,826	$ 54	$ 53	$ 25	$ 13,958	$ 30

Credit Guarantees

In the ordinary course of business the Company enters into contracts that would require it, as the guarantor, to make payments to the guaranteed party if a third party fails to pay under a credit obligation. These credit guarantees are described below.

11. Guarantees (Continued)

The Company offered to repurchase at par, auction rate securities held by eligible individual investors, charities and certain businesses. The Company estimates that it will buy back auction rate securities with a par value of $42 million.

Performance Guarantees

In the ordinary course of business, the Company enters into contracts that would require it, as the guarantor, to make payments to the guaranteed party based on a third party's failure to perform under an agreement. As part of the Company's residential mortgage and asset-backed securitization activities, the Company at times guarantees the collection by the servicer and remittance to the securitization trust of prepayment penalties.

Derivatives

The total amount of $13.8 billion of derivatives are issued in the ordinary course of business, generally in the form of written put options. Derivative contracts that may be cash settled, and which the Company has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts, are not considered guarantees under FIN 45. For derivative contracts executed with counterparties that generally act as financial intermediaries, such as investment banks, hedge funds and security dealers, the Company has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts and, therefore, does not report such contracts as guarantees. As indicated in Note 2, the FASB issued FSP FAS 133-1 & FIN 45-4, which resulted in credit derivatives being excluded from the guarantee disclosures for 2008.

The Company manages its exposure to these derivatives by engaging in various economic hedging strategies to reduce its exposure. For some contracts the maximum payout is not determinable as interest rates could theoretically rise without limit. For these contracts, notional amounts are disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Company carries all derivatives at fair value in the consolidated statement of financial condition and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Company's exposure is limited to the fair value reflected in the table.

Other Guarantees

The Company has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

Exchange and Clearinghouse Memberships

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

12. Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, U.S. agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding in inventory of bonds. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions. As of December 31, 2008, the Company did not have any significant concentrations of credit risk.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

13. Net Capital Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission ("SEC"), the Commodities Futures Trading Commission ("CFTC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions. Under CFTC Regulation 1.17, the required minimum net capital requirement is 8% of the total risk margin requirement (as defined) for all positions carried in customer accounts plus 4% of the total risk margin requirement (as defined) for all positions carried in non-customer accounts. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. As of December 31, 2008, the Company's net capital of approximately $10.8 billion was 48.1% of aggregate debit balances and in excess of the SEC's minimum requirement by approximately $10.1 billion.

14. Cash and Securities Segregated Under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the customer protection requirements of SEC Rule 15c3-3. The Company segregated cash and U.S. Treasury securities with a market value of $26.6 billion as of December 31, 2008 in a special reserve bank account exclusively for the benefit of customers as required by Rule 15c3-3.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to SEC Rule 15c3-3. As of December 31, 2008 the

14. Cash and Securities Segregated Under Federal and Other Regulations (Continued)

Company segregated U.S. Treasury securities with a market value of $5.6 billion in a special reserve bank account to meet the PAIB requirement.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4(d)2 and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2008 cash and securities aggregating $6.4 billion were segregated in separate accounts exclusively for the benefit of customers.

15. Employee Benefit Plans

The Company provides retirement and post-retirement benefits to its U.S. and certain non-U.S. employees through participation in a defined benefit pension plan, a defined contribution savings and retirement plan and other plans. In 2008 the Company changed the measurement date for the defined benefit pension and other post-retirement plans from September 30th to December 31st in accordance with SFAS 158. As a result of the change in measurement date the Company reported a decrease in closing accumulated earnings and an increase in closing accumulated other comprehensive loss as of December 31, 2007 of $6 million and $4 million, respectively, net of tax.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the "Qualified Plan") available to individuals employed before January 1, 2000. Effective January 1, 2004, compensation and credited service for benefit purposes were frozen for certain participants. Employees who no longer accrue benefits in the Qualified Plan participate in a savings and retirement plan similar to employees hired on or after January 1, 2000.

CSG applies sponsor accounting for accounting and reporting for defined benefit pension plans. The Company and other CSG entities participate in and contribute to the same plan and the assets held by the plan are not restricted or segregated and can be used to provide benefits to employees of any of the participating CSG entities. The Company has been designated to be the sponsor of the plan and records all liabilities.

Contributions to the Qualified Plan are made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes.

The Company also sponsors a savings and retirement plan, which is a defined contribution plan, with both a savings and a retirement component. All employees are eligible to participate in the savings component whereby the Company matches a portion of the employee's contributions in accordance with the Company's guidelines. In addition, individuals employed before January 1, 2000 who do not accrue benefits under the Qualified Plan and employees hired on or after January 1, 2000 participate in the retirement component and receive a retirement contribution.

The Company also provides a non-contributory, non-qualified, unfunded plan (the "Supplemental Plan"), which provides benefits to certain senior employees and Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation.

15. Employee Benefit Plans (Continued)

Other Post-retirement Plans

The Company provides certain subsidized unfunded health-care benefits for eligible retired employees (the "Other Plans"). Employees hired prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements. The plan sponsor has the right to modify or terminate these benefits. As of December 31, 2008, the aggregate accumulated postretirement benefit obligation was $126 million.

Amounts Recognized in the Consolidated Statement of Financial Condition

As of January 1, 2008, the Company adopted the measurement date provisions of SFAS 158, which requires the Company to measure the plan assets and the benefit obligations as of the date of its fiscal year-end statement of financial condition.

Amounts recognized in the consolidated statement of financial condition as of December 31, 2008 were as follows:

	Qualified	Supplemental and Other
	(In millions)	
Accrued benefit liability	$ (155)	$ (166)
Accumulated other comprehensive loss	308	44
Net amount recognized	$ 153	$ (122)

The following table presents the pre-tax amounts recognized in accumulated other comprehensive as of December 31, 2008:

	Qualified	Supplemental and Other
	(In millions)	
Prior service costs (credits)	$ 1	$ (9)
Losses	307	53
	$ 308	$ 44

15. Employee Benefit Plans (Continued)

Benefit Obligation and Plan Assets

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets and summarizes the funded status for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is December 31, 2008:

	Qualified	Supplemental and Other
	(In millions)	
Change in Benefit Obligation		
Projected benefit obligation as of beginning of period	$ 751	$ 167
Service cost[1]	17	3
Interest cost[1]	58	11
Curtailments	(1)	(2)
Actuarial loss	1	(1)
Benefits paid	(45)	(12)
Projected benefit obligation as of the end of period	$ 781	$ 166
Change in Plan Assets		
Fair value of assets as of the beginning of period	$ 816	$ —
Actual return on plan assets[1]	(145)	—
Employer contributions	—	12
Benefits paid	(45)	(12)
Fair value of assets as of the end of period	$ 626	$ —

(1) Includes the impact of the change in measurement date to closing accumulated earnings and accumulated other comprehensive loss as of December 31, 2007 in accordance with SFAS 158.

Estimated Future Benefit Payments

The estimated future benefit payments expected to be made by the Qualified Plan, Supplemental Plan and Other Plans are as follows:

	Qualified	Supplemental and Other
	(In millions)	
2009	$ 46	$ 11
2010	48	12
2011	48	12
2012	50	13
2013	51	13
Years 2014-2018	268	65

15. Employee Benefit Plans (Continued)

Assumptions Used in Determining Costs and Obligations

The following table presents on a weighted average basis the assumptions used in determining the net periodic benefit costs for the Qualified Plan, the Supplemental Plan and the Other Plans for the year ended December 31, 2008:

	For the Year Ended December 31, 2008
Qualified Plan	
Discount rate	6.15%
Rate of compensation increase	4.25%
Expected rate of return[1]	7.50%
Supplemental Plan and Other Plans	
Discount rate	6.15%
Rate of compensation increase	4.25%
Expected rate of return	N/A

(1) The expected long-term rate of return on plan assets assumption is based on historical real rates of return of the various asset classes, weighted based on the target asset allocation percentages for each major category of plan assets. The anticipated inflation rate is added to these historical real rates of return to arrive at the expected long-term rate of return on plan assets assumption.

The assumptions used in determining the projected benefit obligation for the Qualified Plan and Supplemental Plan and the projected health-care postretirement benefit obligation for the Other Plans as of December 31, 2008 were:

	2008
Projected benefit obligation	
Discount rate	6.40%
Rate of compensation increase	4.25%
Projected health-care postretirement benefit obligation	
Discount rate	6.40%
Rate of compensation increase	N/A

In determining the accumulated postretirement health-care benefit obligation and the net periodic postretirement costs for 2008, the Company assumed the following:

	Pre-65 Retirees	Post-65 Retirees	Medicare Part D
Obligation - Assumed Health-Care Trend Rates at December 31, 2008			
Initial health-care trend rate	10.0%	8.5 %	7.0%
Ultimate health-care trend rate	5.0%	5.0 %	5.0%
Ultimate trend expected to be achieved	2013	2013	2013
Cost - Assumed Health-Care Trend Rates for the year ended December 31, 2008			
Initial health care trend rate	11.3%	9.8 %	8.0%
Ultimate health care trend rate	5.0%	5.0 %	5.0%
Ultimate trend expected to be achieved	2013	2013	2013

15. Employee Benefit Plans (Continued)

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care benefits. A 1% change in assumed health-care cost trend rates would have the following effects:

	1% increase	1% decrease
	(In millions)	
Effect on benefit obligation at end of year	$ 17	$ (14)
Effect on total of service and interest costs for year	$ 1	$ (1)

Investments

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. The investment goal is to create an asset mix that is adequate for future benefit obligations by creating a diversified investment portfolio, while managing various risk factors and maximizing the Qualified Plan's investment returns through use of related party and external fund managers and clearly defined strategies. Senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 30% in equities; 55% in fixed income securities; 14% in alternate investments (primarily hedge funds); and 1% in cash.

The following table presents the percentage of the fair value of the Qualified Plan assets as of December 31, 2008 by type of asset:

	Qualified
	2008
Asset Allocation:	
Equity securities	27%
Fixed income securities	52
Real estate	5
Cash and alternative investments	16
Total	100%

16. Deferred Taxes

The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

As of December 31, 2008, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $79 million.

The Company is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of December 31, 2008. The Company remains open to examination from either federal, New York State and New York City jurisdictions for the years 1999 and forward. The Company does not have any proposed settlements outstanding with any taxing jurisdictions and thus does not anticipate any material changes to its consolidated statement of financial condition due to settlements.

Deferred tax assets and deferred tax liabilities are generated by the following temporary differences:

	(In millions)
Deferred tax assets:	
Inventory	$ 54
Investments	30
Other accrued expenses	456
Compensation and benefits	1,594
Total deferred tax assets	2,134
Deferred tax liabilities:	
Inventory	(103)
Investments	(24)
Other accrued expenses	(319)
Total deferred tax liabilities	(446)
Net deferred tax asset	$ 1,688

The net deferred tax asset as of December 31, 2008 was $1.7 billion. As of December 31, 2008, the state and local deferred tax asset was $328 million which represents the net deferred tax asset in the consolidated statement of financial condition. The federal deferred tax asset of $1.4 billion is settled through the intercompany accounts at the balance sheet date and was included in other liabilities in the consolidated statement of financial condition.

No valuation allowance is recorded for the federal deferred tax asset of $1.4 billion as the amounts were settled through the intercompany accounts. Based on anticipated future taxable income and tax planning strategies that would, if necessary, be implemented, the Company has not recorded a valuation allowance for its net state and local deferred tax assets of $328 million as management believes that the state and local deferred

16. Deferred Taxes (Continued)

tax assets as of December 31, 2008 are more likely than not to be realized. However, if estimates of future taxable income are reduced, the amount of the state and local deferred tax asset considered realizable could also be reduced.

17. Legal Proceedings

The Company has provided reserves for litigation, claims and proceedings involving the Company in accordance with SFAS No. 5, "Accounting for Contingencies." The reserve for private litigation involving Enron, certain initial public offering allocation practices, research analyst independence and other related litigation was $426 million after releases and the application of settlements as of December 31, 2008.

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition. In respect of each of the matters described below, each of which consists of a number of claims, it is the Company's belief that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the consolidated statement of financial condition, management makes estimates regarding the outcome of these matters and records a reserve with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Company's defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

The Company is responding to a number of customer demands and participating in FINRA arbitrations relating to the sale of certain auction rate securities in connection with its Private Banking business. In February 2008, ST Microelectronics ("ST") brought a FINRA arbitration against the Company concerning the purchase and sale of $415 million notional in auction rate securities. The brokers of record for ST, who are no longer employed by the Company, have since been criminally indicted and will be tried in April 2009. In February 2009, the arbitration panel awarded ST $406 million in damages in exchange for the Company taking possession of the auction rate securities. ST subsequently filed an SDNY action to confirm this award and the Company intends to seek vacatur of that award. Separately, in 2008, ST filed an EDNY action against the Company alleging violations of the federal securities laws and various common law causes of action relating to this portfolio. The Company has moved to dismiss that action.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditor's Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1).

Member of
Credit Suisse Securities (USA) LLC:

In planning and performing our audit of the consolidated financial statements of Credit Suisse Securities (USA) LLC and Subsidiaries (the Company), a wholly owned subsidiary of Credit Suisse (USA) Inc, as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal

KPMG

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the CFTC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2009